UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 11-K

(Mark one)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from _____________ to _______________.

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015
(With Reports of Independent Registered Public Accounting Firms Thereon)

Table of Contents

Page
Reports of Independent Registered Public Accounting Firms	1
Financial Statements:
Statements of Net Assets Available for Benefits - December 31, 2016 and 2015	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015	4
Notes to Financial Statements	5
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2016	13

Report of Independent Registered Public Accounting Firm
The Plan Administrator
FLIR Systems, Inc. 401(k) Savings Plan:
We have audited the accompanying statement of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ KIECKHAFER SCHIFFER & COMPANY LLP
Portland, Oregon
June 12, 2017

Report of Independent Registered Public Accounting Firm
The Plan Administrator
FLIR Systems, Inc. 401(k) Savings Plan:
We have audited the accompanying statement of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Portland, Oregon
May 27, 2016

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Participant directed investments, at fair value:
Mutual funds	$281,855,359	$251,038,907
Common and collective trust	6,641,769	6,784,894
Common stock:
FLIR Systems, Inc.	14,327,252	12,513,719
Total investments	302,824,380	270,337,520

Notes receivable from participants	3,681,059	3,568,845
Net assets available for benefits	$306,505,439	$273,906,365

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2016 and 2015

	2016	2015
Contributions:
Participant	$17,261,483	$15,415,646
Rollover	2,437,611	488,784
Employer	8,111,429	7,286,161
Total contributions	27,810,523	23,190,591

Investment income (loss):
Dividend income	10,030,028	11,929,795
Interest income	115,331	76,969
Net appreciation (depreciation) in fair value of investments	12,753,104	(15,521,086)
Total investment income (loss)	22,898,463	(3,514,322)

Interest on notes receivable from participants	161,224	147,249

Deductions:
Benefits and withdrawals paid to participants	18,230,102	20,989,624
Administrative expenses and other, net	41,034	(19,733)
Total deductions	18,271,136	20,969,891
Net increase (decrease)	32,599,074	(1,146,373)
Net assets available for benefits, beginning of year	273,906,365	275,052,738
Net assets available for benefits, end of year	$306,505,439	$273,906,365

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Plan Description
The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document. Effective October 1, 2015, the Plan adopted the Fidelity Volume Submitter Defined Contribution Plan which relies upon the IRS advisory letter dated March 31, 2014 stating the acceptance of the Volume Submitter Plan under section 401 of the IRC.

(a)	General
The Plan is a defined-contribution plan established June 1, 1988 by FLIR Systems, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Under the terms of the agreement between the Company and Fidelity Management Trust Company (the "Trustee"), all investments of the Plan are held in a trust by the Trustee. A committee comprising of management employees of the Company administers the Plan.

(b)	Eligibility
Employees are eligible to participate in the Plan unless the employee is covered by a collective bargaining agreement, is a leased employee, is a resident of Puerto Rico or is a nonresident alien with no earned income from the Company.
Participants may begin participating immediately following employment commencement. Eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a pre-tax contribution of 5% of compensation invested in the age-appropriate Fidelity Freedom Fund. Employee deferrals for each active participant having automatic enrollment contributions made on their behalf shall be increased annually by 1%, never to exceed 10%, unless the participant elects a different percentage. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.

(c)	Contributions
Eligible employees may contribute an amount up to 60% of compensation, as defined by the Plan, subject to limitations in accordance with the IRC. The Company may, at the discretion of management, make a discretionary matching and/or profit sharing contribution to the Plan. In 2016 and 2015, the discretionary matching contributions were 50% of each employee’s contributions with no limit. The discretionary matching contributions did not apply to catch up contributions. During the years ended December 31, 2016 and 2015, there were no discretionary profit sharing contributions.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(d)	Vesting
Participants are fully vested in their contributions, transfers from other qualified plans, and the earnings thereon. Vesting in the participant’s share of Company discretionary matching and profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	34
2 but less than 3	67
3 or more	100
A year of service in the above table is a plan year in which participants are credited with at least 1,000 hours of service. A participant also becomes 100% vested in the participant’s share of Company discretionary matching or profit sharing contributions and the earnings thereon upon retirement at age 65, or death or total and permanent disability while employed.

(e)	Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and certain other restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. All loans shall bear a reasonable rate of interest as determined by the Plan administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Loans are payable over a period not to exceed five years unless for the purchase of a primary residence in which case it may be extended to 10 years. Interest rates on outstanding loans at December 31, 2016 ranged from 3.25% to 9.25%, with maturities through 2026.

(f)	Benefits
Upon termination of service for any reason, including death or disability, a participant (or in the case of death, the participant’s beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a portion thereof, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy.

(g)	Withdrawals
Except upon death, total disability, termination, retirement, or attainment of 59½ years of age, withdrawals of participant balances are only allowed for financial hardships as allowed by the IRC and require approval by the Trustee; in addition withdrawals that arise out of the purchase of a principal residence (excluding mortgage payments) require approval by the Plan administrator. Participants who obtained a hardship withdrawal are prohibited from making elective deferrals for a period of six months from the date of the withdrawal.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(h)	Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the number of units of various investment funds assigned to each participant’s account. Participant accounts are valued daily.

(i)	Breaks in Service and Forfeited Accounts
A one-year break in service occurs in any plan year during which a participant does not have more than 500 hours of service. Upon resuming participation in the Plan, a participant’s previously forfeited unvested account balance will be restored, provided the participant had less than five consecutive one-year breaks in service and any vested amounts previously distributed are repaid to the Plan within five years from the date of reemployment. Any forfeiture of nonvested portions of the Company’s contribution account balance may be utilized to pay administrative expenses for the Plan and/or to offset future Company contributions. Forfeitures totaling approximately $113,000 and $100,000 were used to reduce employer contributions during 2016 and 2015, respectively. At December 31, 2016 and 2015, forfeitures totaling approximately $40,000 and $69,000, respectively, were available to reduce future employer contributions or pay for administrative expenses.

(j)	Investment Options
Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of funds and into the Company’s common stock. The maximum employees can allocate to the Company’s common stock is 25%. Additionally, employees are allowed to reallocate up to 25% of their accumulated account balance into the Company’s common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving the Company’s common stock are subject to the Company’s Insider Trading and Disclosure policy and other restrictions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Reclassifications
Certain 2015 amounts in the financial statements and in the notes to the financial statements have been reclassified to conform to the 2016 financial statement presentation. These reclassifications have no effect on the Plan’s change in net assets available for benefits or net assets available for benefits as previously reported.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(c)	Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 –    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common Stock and Mutual Funds: Valued at the quoted market price of shares held by the Plan at year-end.
Common and Collective Trust: Valued based upon the current fair value of the common and collective trust fund’s underlying assets. Debt securities are valued based on evaluated prices received from third-party pricing vendors or from brokers who make markets in such securities. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Investments in open-end investment companies are valued at their closing net asset value ("NAV") each business day. Mutual funds are valued using quoted market prices for identified instruments. Non-registered investment companies are valued using other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, etc.).
The unit value of the fund is determined by the investment issuer by dividing the fund’s net assets at fair value by its units outstanding at the valuation date.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
In preparation of the December 31, 2016 financial statements, it was determined that the common and collective trust previously reported as valued using net asset value as a practical expedient met the criteria for a readily determinable fair value measurement as this investment trades daily and has a published price that investors can obtain at any time. Therefore, the 2015 presentation of this investment has been corrected to present this investment as a level 2 investment within the fair value hierarchy.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Common stock	$14,327,252	$—	$—	$14,327,252
Mutual funds	281,855,359	—	—	281,855,359
Common and collective trust	—	6,641,769	—	6,641,769
Total investments at fair value	$296,182,611	$6,641,769	$—	$302,824,380
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 (as adjusted):

	Level 1	Level 2	Level 3	Total
Common stock	$12,513,719	$—	$—	$12,513,719
Mutual funds	251,038,907	—	—	251,038,907
Common and collective trust	—	6,784,894	—	6,784,894
Total investments at fair value	$263,552,626	$6,784,894	$—	$270,337,520

(d)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 2(c) for a discussion of fair value measurements.
The Fidelity Managed Income Portfolio (the "Portfolio") represents the Plan’s investment in a common and collective trust fund. As described in Accounting Standards Codification ("ASC") Topic 962-325-20 Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. The Portfolio is stated at fair value as determined by the issuer based on the NAV of the underlying investments.
The Portfolio invests in assets, typically fixed income securities or bond funds (and may include derivative instruments such as future contracts and swap agreements), and enters into wrap contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant exchanges and withdrawals.
Restrictions on the Plan

The following employer-initiated events may limit the ability of the Portfolio to transact at NAV:

•	A failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction under ERISA;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;

•	Any communication given to the Plan participants designed to influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio; and

•	Any transfer of assets from the Portfolio directly into a competing investment option.
Circumstances that Affect the Portfolio
The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at NAV upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio s cash flow; or

•	Employer-initiated transactions by participating plans as described above.
It is the policy of the Portfolio to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the fund will be able to maintain this value. In the event the wrap contract fails to perform as intended, the Portfolio's NAV may decline if the market value of the assets declines. The Portfolio's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio's inability to promptly fund a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(e)	Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(f)	Net Appreciation (Depreciation) in Fair Value of Investments
Net appreciation (depreciation) consists of the net change in unrealized appreciation and depreciation during the year on investments held at the end of the year and the net realized gain and loss on investments sold during the year.
Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(g)	Payment of Benefits
Benefit payments to participants are recorded upon distribution.

(h)	Administrative Expenses
Plan administrative expenses are paid either by the Company or through investment fees paid by participants. Certain loan and distribution expenses are paid by the respective participant from their account balance and are included in the statements of changes in net assets available for benefits.

(3)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2014, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date; however, management believes that the Plan is designed and continues to operate in compliance with the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(4)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(5)	Party-in-Interest Transactions
Certain plan investments are shares in registered investment company funds and a common collective trust managed by Fidelity Investments, an affiliate of the Trustee as defined by the Plan, and therefore, these transactions qualified as party-in-interest transactions.
The Plan allows for investments in the Company’s common stock. The Company is the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transactions” in provisions of ERISA and the IRC.

(6)	Reconciliation to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2016	2015
Net assets available for benefits per the financial statements	$306,505,439	$273,906,365
Deemed distributions of participant loans not recorded on the financial statements	(181,732)	(169,060)
Net assets available for benefits per the Form 5500	$306,323,707	$273,737,305
The following is a reconciliation of the increase (decrease) in net assets available for benefits reported on the financial statements to the Form 5500:

	Year ended December 31
	2016	2015
Net increase (decrease) in net assets available for benefits per the financial statements	$32,599,074	$(1,146,373)
Change in deemed distributions of participant loans	(12,672)	(10,323)
Adjustment from fair value to contract value for common and collective trusts	—	(93,093)
Net increase (decrease) in net assets available for benefits per the Form 5500	$32,586,402	$(1,249,789)

Schedule
FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

	Description of investment, including
Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
lessor, or similar party	par, or maturity value	value
	Mutual funds:
*Fidelity Investments	Fidelity Investments Money Market Government Portfolio - Class I	$15,270,467
Baron Funds	Baron Growth Fund	15,125,384
The Vanguard Group	Vanguard Mid-Cap Index Fund Institutional Class	20,738,579
The Vanguard Group	Vanguard Small-Cap Index Fund Admiral Shares	2,517,254
The Vanguard Group	Vanguard REIT Index Fund Admiral Shares	4,248,031
Dodge & Cox	Dodge & Cox Stock Fund	14,581,774
JPMorgan Asset Management	JPMorgan Large Cap Growth Fund R6	4,777,282
JPMorgan Asset Management	JPMorgan US Small Company Fund Institutional Class	3,014,892
Franklin Templeton Investments	Templeton Global Bond Fund Class R6	3,598,011
Western Asset	Western Asset Core Plus Bond Fund Class IS	18,287,375
Victory Funds	Victory Sycamore Established Value Fund Class I	9,330,504
Columbia Threadneedle Investments	Columbia Emerging Markets Fund Class Y	7,526,257
*Fidelity Investments	Fidelity Contrafund K	24,624,003
*Fidelity Investments	Fidelity Balanced K Fund	14,506,512
*Fidelity Investments	Fidelity Diversified International K Fund	16,285,338
*Fidelity Investments	Fidelity US Bond Index Fund Premium Class	8,274,924
*Fidelity Investments	Fidelity 500 Index Fund Institutional Premium Class	29,813,110
*Fidelity Investments	Fidelity Freedom K Income Fund	800,443
*Fidelity Investments	Fidelity Freedom K 2005 Fund	248,713
*Fidelity Investments	Fidelity Freedom K 2010 Fund	798,473
*Fidelity Investments	Fidelity Freedom K 2015 Fund	3,262,634
*Fidelity Investments	Fidelity Freedom K 2020 Fund	8,997,940
*Fidelity Investments	Fidelity Freedom K 2025 Fund	12,329,843
*Fidelity Investments	Fidelity Freedom K 2030 Fund	14,466,884
*Fidelity Investments	Fidelity Freedom K 2035 Fund	9,196,391
*Fidelity Investments	Fidelity Freedom K 2040 Fund	8,348,845
*Fidelity Investments	Fidelity Freedom K 2045 Fund	5,338,451
*Fidelity Investments	Fidelity Freedom K 2050 Fund	4,505,096
*Fidelity Investments	Fidelity Freedom K 2055 Fund	885,061
*Fidelity Investments	Fidelity Freedom K 2060 Fund	156,888
	Total mutual funds	281,855,359

	Common and collective trust:
*Fidelity Investments	Fidelity Managed Income Portfolio	6,641,769

*FLIR Systems, Inc.	Common stock:
	FLIR Systems, Inc. common stock	14,327,252

*Participants	Notes receivable from participants (3.25% to
	9.25% maturing through 2026)	3,681,059
	Total assets	$306,505,439

* Represents a party-in-interest as of December 31, 2016

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
FLIR Systems, Inc. 401(k) Savings Plan
Date: June 12, 2017
FLIR Systems, Inc.
(Plan Sponsor)
By:    /s/ Amit Singhi
Sr. Vice President, Finance
and Chief Financial Officer